Reed Smith LLP
                                                            599 Lexington Avenue
                                                         New York, NY 10022-7650
                                                                    212.521.5400
                                                                Fax 212.521.5450
Jennifer L. Yu
Direct Phone: 212.549.0227
Email: jyu@reedsmith.com




                                January 30, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Harbin Electric, Inc.
                  Registration Statement on Form SB-2
                  Filed January 13, 2006
                  File No. 333-131032

Ladies and Gentlemen,

     On behalf of Harbin Electric, Inc. (the "Company"), we are filing today via the EDGAR system Amendment No. 1 (this "Amendment") to the above referenced registration statement.

     Please note that this Amendment includes a "Report of Independent Registered Public Accounting Firm" (on page F-2), which was inadvertently omitted from the initial filing (notwithstanding the fact that the Consent to inclusion of such report was attached as an exhibit to the original January 13, 2006 filing).

     We acknowledge receipt of the Staff's letter dated January 20, 2006 (the "January 20 Letter") from Russell Mancuso, a Branch Chief in the Division of Corporation Finance. We have asked that the Company's accountants, Kabani & Company, Inc., contact the Accounting Branch to discuss the matters referred to in the second paragraph of the January 20 Letter.

     If you have any further questions or comments, please do not hesitate to contact Robert M. Smith at (415) 659-5955 or me at (212) 549-0227.


                                                     Very truly yours,


                                                     /s/ Jennifer L. Yu
                                                     -------------------
                                                     Jennifer L. Yu




cc:      Russell Mancuso
         Donald C. Hunt
         Robert M. Smith


 NEW YORK o LONDON o LOS ANGELES o PARIS o SAN FRANCISCO o WASHINGTON, D.C. o PHILADELPHIA o PITTSBURGH o OAKLAND

 MUNICH o PRINCETON o FALLS CHURCH o WILMINGTON o NEWARK o MIDLANDS, U.K. o CENTURY CITY o RICHMOND o LEESBURG